Officer Certification

I, Arlene Utal, President of Utal Yoga Corporation, the manager of Red Diamond Yoga 3500, LLC certify that:

(1) the financial statements of Red Diamond Yoga 3500, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Red Diamond Yoga 3500, LLC included in this Form reflects accurately the information reported on the tax return for Red Diamond Yoga 3500, LLC filed for the fiscal year ended 2016.

DocuSigned by:

Arlene Utal

4C684F089536484...

Name: Arlene Utal
Title: President